Exhibit 2.3

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement, executed as of 5:15 P.M. New York City time on October 8, 2014 (this “Agreement”), is entered into by and between National Americas Investment, Inc., a Delaware corporation (“Seller”), and Great Western Bancorp, Inc., a Delaware corporation (“Purchaser”).

RECITALS

WHEREAS, in preparation for the expected initial public offering by Purchaser of shares of its common stock, par value $0.01 per share, owned by National Americas Holdings LLC, a Delaware limited liability company (“NAH”), Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, all issued and outstanding shares of common stock, par value $1.00 per share (the “Common Stock”), of Great Western Bancorporation, Inc., a Delaware corporation (“GWBI”), subject to the terms and conditions set forth in this Agreement (the “Stock Purchase”);

WHEREAS, NAH, as sole stockholder of Purchaser, has executed that certain equity commitment letter in favor of Purchaser, dated as of the date hereof (the “Equity Commitment Letter”), whereby NAH has agree to contribute cash to Purchaser to permit Purchaser to purchase the Purchased Shares (as defined below) as contemplated by this Agreement;

WHEREAS, the Stock Purchase, together with (i) the contribution of cash by NAH pursuant to the Equity Commitment Letter, (ii) the distribution or dividend by Seller of all proceeds received from the sale of the Purchased Shares as contemplated by this Agreement, and (iii) following the distribution or dividend of proceeds from the sale of the Purchased Shares as contemplated by this Agreement, the merger of Seller with and into NAH, with NAH as the surviving entity (the “Merger”), are collectively intended to qualify as a reorganization described in Section 368(a)(1)(F) of the United States Internal Revenue Code of 1986, as amended; and

WHEREAS, immediately after the Stock Purchase and the Merger, under Treasury Regulations Section 1.1502-75(d)(2)(i), Purchaser will be treated as the common parent corporation of the affiliated group of corporations of which Seller, immediately prior to the Stock Purchase, was the common parent, with such affiliated group treated as remaining in existence, and, as a result, Purchaser may inadvertently receive the Pre-Stock Purchase Tax Refund (as defined below) belonging to Seller as a result of taxes previously paid;

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1. Purchase and Sale of the Common Stock. On the terms and subject to the conditions set forth in this Agreement, at the Closing (as defined below), Purchaser shall purchase from Seller, and Seller shall sell and transfer to Purchaser, 198,731 shares of Common Stock of GWBI, representing all issued and outstanding shares of Common Stock issued by GWBI (the “Purchased Shares”), at an aggregate purchase price of $1,421,089,196.49 (the “Purchase Consideration”).

1.2. Closing. The purchase and sale of the Purchased Shares will take place at a closing (the “Closing”) to be held immediately following the satisfaction or waiver of the conditions set forth in Article III of this Agreement (other than those conditions that, by their terms, are to be satisfied at the Closing, but subject to the satisfaction of those conditions), or on such other date or at such other time as Purchase and Seller may mutually agree.

1.3.	Closing Deliverables.

(a) At the Closing, Purchaser shall deliver to Seller (i) an amount in cash equal to the Purchase Consideration, by wire transfer of immediately available funds, to an account designated in advance by Seller and (ii) such other customary instruments of transfer or assumption as may be reasonably requested by Purchaser to give effect to this Agreement, in each case in form and substance reasonably satisfactory to Purchaser.

(b) At the Closing, Seller shall deliver to Purchaser (i) certificates evidencing the Purchased Shares, duly endorsed in blank or accompanied by stock powers duly executed in favor of Purchaser and (ii) such other customary instruments of transfer or assumption as may be reasonably requested by Purchaser to give effect to this Agreement, in each case in form and substance reasonably satisfactory to Purchaser.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1. No Representations and Warranties. Neither Seller nor Purchaser makes any representations or warranties, express or implied, of any kind or nature, except that Seller represents and warrants that Purchaser will acquire title to the Purchased Shares free and clear of all claims and encumbrances created by or through Seller. Without limiting the generality of the foregoing, Seller makes no representations or warranties with respect to the quality, content, condition, merchantability, or fitness for a particular purpose of the Purchased Shares.

ARTICLE III

CLOSING CONDITIONS

3.1. Closing Conditions. The respective obligations of each party to this Agreement to consummate the purchase and sale of the Purchased Shares are subject to the fulfillment or written waiver of the following conditions as of the Closing:

(i) No jurisdiction or governmental authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement;

(ii) Purchaser shall have received the full amount committed to be contributed by NAH to Purchaser pursuant to the Equity Commitment Letter;

(iii) Seller’s board of directors shall have duly adopted a resolution, which shall be in continuing force and effect, authorizing the dividend or distribution to NAH of all cash proceeds received by Seller as Purchase Consideration; and

(iv) Seller shall have entered into an agreement, which shall be in continuing force and effect, to merge itself with and into NAH, with NAH continuing as the surviving entity.

ARTICLE IV

PRE-STOCK PURCHASE TAX REFUND

4.1. Agency of Purchaser. In the event Purchaser receives the Pre-Stock Purchase Tax Refund, Purchaser shall treat such receipt as having been received on behalf of and as agent of Seller (or Seller’s successor) and shall promptly remit such amount received to Seller (or Seller’s successor).

4.2. Pre-Stock Purchase Tax Refund. The term “Pre-Stock Purchase Tax Refund” shall mean the refund, if any, of U.S. federal income taxes of the consolidated group of corporations of which Seller is the parent immediately prior to the Stock Purchase with respect to the taxable year that ended on September 30, 2014, but only to the extent such refund does not exceed $1,143,046.

ARTICLE V

MISCELLANEOUS

5.1 Further Assurances. On and after the date of this Agreement, Seller (as reasonably requested from time to time by Purchaser) shall take all reasonably appropriate action and execute any additional documents, instruments or conveyances of any kind (not containing additional representations and warranties) which may be reasonably necessary to carry out any of the provisions of this Agreement.

5.2 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated by the mutual consent of the parties hereto.

5.3 Entire Agreement; Amendment. This Agreement (including the documents and instruments referred to herein and attached hereto) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may be amended, and the observance of any term of this Agreement may be waived, with (and only with) the written consent of each of the parties hereto.

5.4 Counterparts. This Agreement may be executed in counterparts (including by facsimile or other electronic means), each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

5.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within that State, without regard to choice of law principles.

5.6 No Presumption Against Drafting Party. Any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application to this Agreement and is expressly waived by each party hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date and time indicated above.

NATIONAL AMERICAS INVESTMENT, INC.

By:	/s/ Peter Chapman
	Name:	Peter Chapman
	Title:	Vice President & Chief Financial Officer

GREAT WESTERN BANCORP, INC.

By:	/s/ Ken Karels
	Name:	Ken Karels
	Title:	President & CEO

[Signature Page – Stock Purchase Agreement]